UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

SIGNATURES

KB Financial Group Announces Results of Rights Offering
and Issuance of New Securities
On September 1, 2009, KB Financial Group Inc. (“KB Financial Group”) announced the results of its rights offering of 30,000,000 new common shares, directly or in the form of American depositary shares (“ADSs”). As required under Korean law, 6,000,000 (or 20%) of the new common shares were initially offered to members of KB Financial Group’s employee stock ownership association, all of which were subscribed by such members. Of the remaining 24,000,000 (or 80%) of the new common shares, (i) an aggregate of 23,627,196 new common shares (including 2,775,585 new shares in the form of ADSs) were subscribed for by holders of rights and (ii) the underwriters subscribed for, or procured subscribers for, an aggregate of 372,804 new common shares that were not subscribed for by holders of rights. In each case, the subscription price for the common shares was Won 37,250 per new share (and, in the case of the ADSs, the final ADS subscription price was approximately US$29.95 per new ADS).
It is expected that (i) the new common shares of KB Financial Group will be issued on or about September 3, 2009 and delivered on or about September 7, 2009, and (ii) the new ADSs of KB Financial Group will be issued and delivered on or about September 8, 2009. Listing of and trading in the new common shares on the KRX KOSPI Market, and in the new ADSs on the New York Stock Exchange, are expected to commence on or about September 4, 2009 and September 8, 2009, respectively.
Further details regarding the results of the rights offering are as follows:
1. Results of Subscription and Allocation

	Initial Allocation		Subscription Results			Final Allocation
	Number of	Percentage	Number of	Aggregate price	Percentage	Number of	Aggregate price	Percentage
Classification	Shares	(%)	Shares	(Won)	(%)	Shares	(Won)	(%)
Subscription by Employee Stock Ownership Association	6,000,000	20.00	6,000,000	223,500,000,000	20.00	6,000,000	223,500,000,000	20.00
Subscription by holders of rights (1)	24,000,000	80.00	23,627,196	880,113,051,000	78.76	23,627,196	880,113,051,000	78.76
Subscription for shares not subscribed in the rights offering (2)	—	—	372,804	13,886,949,000	1.24	372,804	13,886,949,000	1.24
Total	30,000,000	100.00	30,000,000	1,117,500,000,000	100.00	30,000,000	1,117,500,000,000	100.00

(1)	Each holder of KB Financial Group common shares as of the record date of July 27, 2009 received rights to purchase 0.0776839 share per one common share held as of the record date. Fractional rights were not distributed.

(2)	Shares not subscribed by the Employee Stock Ownership Association or the holders of rights (including fractional shares) were allocated to other purchasers as approved by the resolution of the Board of Directors of KB Financial Group on August 28, 2009.
2. Shareholdings of Major Shareholders

	Before Issuance of New Shares
	(as of July 27, 2009)		After Issuance of New Shares
		Ownership		Ownership
Shareholders	Number of Shares	Percentage (%)	Number of Shares(1)	Percentage (%)
Kookmin Bank (2)	47,407,671	13.30	47,407,671	12.27
Citibank, N.A. (3)	36,417,447	10.22	39,193,032	10.14
Korean National Pension Service	19,673,220	5.52	21,199,372	5.49
ING Bank N.V.	18,002,537	5.05	19,401,044	5.02
Total for Major Shareholders	121,500,875	34.09	127,201,119	32.92

(1)	Calculated as the sum of the shareholder’s holding of KB Financial Group common shares as of July 27, 2009 and the number of shares subscribed for by such shareholder.

(2)	Kookmin Bank is a wholly-owned subsidiary of KB Financial Group, and the 47.4 million common shares held by Kookmin Bank were not granted rights in the rights offering pursuant to applicable regulations.

(3)	As depositary bank.
3. Net Proceeds from the Offering

Classification	Amount (Won)
Gross Proceeds from the Offering	1,117,500,000,000
Offering Expenses (1)	12,312,880,000
Net Proceeds from the Offering	1,105,187,120,000

(1)	Includes miscellaneous offering expenses in connection with issuance of share certificates, public announcements, accountants and legal counsel and other matters that are estimates, and may be subject to change.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: September 1, 2009	By:	/s/ Kap Shin
(Signature)
		Name:	Kap Shin
		Title:	Deputy President & CFO